TEKKORP DIGITAL ACQUISITION CORP.

1980 Festival Plaza Drive, Ste #300

Las Vegas, Nevada 89135

October 13, 2020

VIA EMAIL & EDGAR

Brigitte Lippmann

Senior Counsel

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Tekkorp Digital Acquisition Corp. (the “Company”)
Registration Statement on Form S-1 (Registration No. 333-249064)

Dear Ms. Lippmann:

The Company hereby withdraws its prior acceleration request, dated October 9, 2020, with respect to its Registration Statement on Form S-1 (File No. 333-249064).

Please contact Michelle Gasaway of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5122 should you require further information.

Very truly yours,

Tekkorp Digital Acquisition Corp.

By:	/s/ Matthew Davey
	Name:	Matthew Davey
	Title:	Chief Executive Officer

cc:	Skadden, Arps, Slate, Meagher & Flom LLP
Gregg A. Noel, Esq. and P. Michelle Gasaway, Esq.

cc:	Kirkland & Ellis LLP
Christian O. Nagler, Esq.